Securities and Exchange Commission, Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No._)*
____________________
(Name of Issuer)
The McClatchy Company
(Title of Class of Securities)
Class A Common Stock
(CUSIP Number)
US5794891052
(Date of Event Which Requires Filing of this Statement)
28th June, 2013 (15%)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)
CUSIP No. US9222811005
(1) Names of reporting persons.
BESTINVER GESTION S.A., SGIIC

(2) Check the appropriate box if a member of a group
(a)
(see instructions)
(b)
(3) SEC use only


(4) Citizenship or place of organization.
Madrid (SPAIN) Calle Juan de Mena, no. 8, 28014

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power: 9.208.283

(6) Shared voting power

(7) Sole dispositive power: 9.208.283



(9) Aggregate amount beneficially owned by each reporting person: 9.208.283


(10) Check if the aggregate amount in Row
(9) excludes certain shares (see instructions)


(11) Percent of class represented by amount in Row (9): 15,01%


(12) Type of reporting person (see instructions): CO

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